As filed with the Securities and Exchange Commission on July 28, 2005.
Registration No. 333- ______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NET 1 UEPS TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Florida	65-0903895
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
(Address of principal executive offices)	(Zip Code)

2004 STOCK INCENTIVE PLAN OF
NET 1 UEPS TECHNOLOGIES, INC. AND ITS SUBSIDIARIES
(Full title of the plan)

(Name, address and telephone
number of agent for service)	(Copy to:)

Dr. Serge C.P. Belamant	Marjorie Sybul Adams, Esq.
Net 1 UEPS Technologies, Inc.	DLA Piper Rudnick Gray Cary US LLP
President Place, 4th Floor	1251 Avenue of the Americas
Cnr. Jan Smuts Avenue and Bolton Road	New York, NY 10020
Rosebank, Johannesburg, South Africa	Tel: (212) 835-6000
Tel: (2711) 343-2000	Fax: (212) 835-6001
Fax: (2711) 880-7080

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum	Amount of
	to be	Offering	Aggregate	Registration
Title of Securities to be Registered	Registered (1)	Price Per Unit	Offering Price	Fee
Common Stock, $0.001 par value	1,453,490	$3.00(2)	$4,360,470(2)	$513.23(2)
	1,453,490	$21.15(3)	$30,741.314(3)	$3,618.25(3)
	2,906,980		$33,764,573	$4,131.48

(1)      An aggregate of 2,906,980 shares of Common Stock may be offered or issued pursuant to the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries (the “2004 Plan”), all of which are subject to outstanding but unexercised options and other stock-based awards as of the filing date hereof. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of shares of Common Stock that may be offered or issued by reason of stock splits, stock dividends or similar transactions.

(2)      Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and (h). The proposed maximum offering price per share, proposed maximum aggregate offering price and the amount of the registration fee is based, with respect to shares underlying outstanding options, on the weighted average per share exercise price of outstanding but unexercised options previously issued under the 2004 Plan (i.e., $3.00) .

(3)      Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and (h). The proposed maximum offering price per share, proposed maximum aggregate offering price and the amount of the registration fee is based with respect to shares that may be offered for resale for which the Rule 457(h)(3) exemption from a filing fee does not apply, on the average of the high and low sale prices of the Registrant’s Common Stock on July 21, 2005 (i.e., $21.15), as reported on the OTC Bulletin Board.

EXPLANATORY NOTE

Net 1 UEPS Technologies, Inc. has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register shares of its common stock, $.001 par value per share. This registration statement also includes a reoffer prospectus. The reoffer prospectus may be utilized for reofferings and resales on a continuous or a delayed basis in the future of up to 1,841,826 shares of common stock that constitute “control securities” and/or “restricted securities” which have been issued prior to or issuable after the filing of this registration statement. The reoffer prospectus does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”). Statements contained in this reoffer prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     Not required to be included in this Form S-8 Registration Statement pursuant to introductory Note to Part I of Form S-8.

Reoffer Prospectus

NET 1 UEPS TECHNOLOGIES, INC.

1,841,826 Shares of Common Stock
(par value $0.001 per share)

This prospectus relates to the reoffer and resale from time to time by certain shareholders of Net 1 UEPS Technologies, Inc. identified herein under the heading “Selling Shareholders” of up to 1,841,826 shares of our common stock, par value $0.001 per share, issuable under the exercise of outstanding options, rights or awards granted to such selling shareholders pursuant to the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries.

The shares offered hereunder may be sold from time to time by the selling shareholders or by permitted beneficiaries, transferees and assignees on one or more national securities exchanges, including the Nasdaq National Market or the OTC Bulletin Board, or in negotiated transactions, at prices and at terms then prevailing, or at prices related to the then current market price, or at negotiated prices and terms. Upon any sale of the offered shares, the selling shareholders or permitted beneficiaries, transferees and assignees, and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended, and commissions or discounts or any profit realized on the resale of the offered shares may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution.”

We will not receive any part of the proceeds from the sale of the offered shares. All expenses, other than discounts, concessions and commissions, incurred in connection with this offering are being borne by us.

Our common stock is quoted on the OTC Bulletin Board under the symbol “NOUT.OB.” The last reported sale price of our common stock on July 26, 2005 was $23.60 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “UEPS.”

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 2 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this reoffer prospectus is July 28, 2005.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, before deciding to invest in our shares of common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. If this happens, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.

Risks Relating to Our Business

     The provincial governments of South Africa are our largest customers, and any non-renewal or termination of our government social welfare contracts would materially and adversely affect our business and revenues, results of operations and cash flows.

A substantial portion of our current business involves the distribution of social welfare grants on behalf of five of the nine provincial governments of South Africa. For the foreseeable future, our revenues, results of operations and cash flows will depend on this concentrated group of customers. During the year ended June 30, 2004 and the nine months ended March 31, 2005, we derived approximately 82% and 77%, respectively, of our revenues from our government social welfare contracts. In general, these contracts provide for terms of three years and are extendable at the option of the provincial governments for an additional two year period. Our contracts with the governments of the Eastern Cape, KwaZulu-Natal and North West provinces will expire in 2005, unless renewed by consent of both parties. Our contracts with the governments of the Limpopo and Northern Cape provinces currently are scheduled to expire in November and December 2006, respectively. In addition, any of these contracts may be terminated at any time by the respective governments in the event of a material breach. The early termination, or our failure to obtain extensions, of any of these contracts would have a material adverse effect on our business and revenues, results of operations and cash flows. Moreover, because we incur a significant portion of the expenses associated with these contracts during the initial implementation phase, we have historically enjoyed higher profit margins on these contracts after the completion of the implementation period, which averages approximately 18 months. Therefore, the early termination of, or our failure to extend, any of these contracts would also adversely affect our margins. We cannot assure you that we will be successful in renewing any of these contracts upon expiration of the respective contract periods or that they will not otherwise be terminated.

In addition, there are legislative proposals and other initiatives underway in South Africa that could materially affect the way we do our business. The South African government passed legislation during 2004 for the creation of the South African Social Security Agency, or SASSA. The primary purpose of SASSA is to consolidate at the central government level the administration of social welfare grants, which is currently performed primarily at the provincial level. SASSA commenced operations on April 1, 2005. SASSA may appoint a single contractor to perform the distribution of social welfare grants on a national basis, following the expiration of the various contracts entered into by the individual provinces. If SASSA does not appoint us as a national social welfare grant contractor, then we may not be able to renew some or all of our social welfare distribution contracts when they expire, which could have a material adverse effect on our financial condition, cash flows and results of operations.

We may not maintain our current level of profitability or rates of growth.

We believe that our continued profitability and growth will depend in large part on our ability to do the following:

     &#S226      continue to enroll new smart card users in South Africa;

     &#S226       hire and train personnel capable of marketing, installing and integrating our solution, supporting customers and managing operations;

     &#S226      continue to expand the range of applications that use our technology and to market these applications successfully;

     &#S226      successfully identify and enter other markets for our products; and

     &#S226      manage the costs of our business, including the costs associated with maintaining and developing our technology and expanding our operations internationally.

If we are not able to achieve any or all of the above, our profitability and/or growth rate will likely decline.

Changes in current government regulations relating to social welfare grants could adversely affect our revenues and cash flows.

We derive a substantial portion of our current business from the distribution of social welfare grants onto smart cards in South Africa and the transaction fees resulting from use of these smart cards. Because social welfare eligibility and grant amounts are regulated by the government, any changes to or reinterpretations of the government regulations relating to social welfare may result in the non-renewal or reduction of grants for certain individuals, or a determination that currently eligible social welfare grant recipients are no longer eligible. If any of these changes were to occur, the number of smart cards in use could decrease, the amount of money on any particular smart card could decrease or the amount of transactions effected on any particular smart card may decrease, all of which could result in a reduction of our revenues and cash flows.

We may have difficulty managing our growth which could limit our ability to increase sales and cash flow.

We have recently been experiencing significant growth, both in the scope of our operations and size of our organization. This growth is placing significant demands on our management, as well as on our operational resources. In order to achieve our business objectives, however, we anticipate that we will need this growth to continue. Continued growth would increase the challenges involved in:

     &#S226      implementing appropriate operational and financial systems;

     &#S226      expanding our sales and marketing infrastructure and capabilities;

     &#S226      providing adequate training and supervision to maintain high quality standards; and

     &#S226      preserving our culture and values.

Additionally, continued growth will place significant additional demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results may suffer.

There are risks relating to operating in South Africa that could adversely affect our business, operating results, cash flows and financial condition.

Our primary operations are located in South Africa and we currently generate substantially all of our revenues from our operations in South Africa. As a result, we are subject to any political, economic and regulatory uncertainties in South Africa.

The changing political and social environment. South Africa faces certain social, political and economic challenges, which may adversely affect our business, operating results, cash flows and financial condition. The country is experiencing high levels of unemployment and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in the rural areas, having limited access to education, healthcare, housing and other basic services. Furthermore, South Africa faces challenges in building adequate infrastructure. These problems, together with a shortage of skilled labor, may in the future have an adverse impact on productivity.

Inflation and interest rates. The economy of South Africa is currently characterized by low inflation and interest rates. As of May 2005, the inflation rate was approximately 3.9% . The Reserve Bank’s base lending rate is currently approximately 7.0% per annum. However, the economy of South Africa in the past has been, and in the future may be characterized by high rates of inflation and high interest rates. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates could adversely affect our ability to obtain cost-effective debt financing in South Africa.

Regulatory uncertainty regarding black economic empowerment. The South African government, over the past five years, has been developing an economic indigenization program referred to as black economic empowerment, or BEE. BEE is regulated pursuant to an Act of the South African Parliament, namely the Broad-Based Black Economic Empowerment Act 53 of 2003, or the BBBEE Act. The BBBEE Act recognizes two distinct mechanisms for the achievement of BEE objectives: (1) codes of good practice issued under the Act and (2) sectoral transformation charters developed by specific industry sectors and which may be recognized by the Minister of Trade and Industry if they have been developed by the major stakeholders in the relevant industry and advance the objectives of the BBBEE Act. Draft codes of good practice have recently been published for public comment, but none of them is, as yet, enforceable. The information and communication technology sector, or ICT sector, and the financial services sector have both developed sectoral transformation charters, but they have not yet been published in the Government Gazette and, consequently, they do not currently enjoy any formal status. The ICT sector has attempted to ensure as great a degree of comparability between its sectoral transformation charter and the draft codes of good practice, thereby assuring the probable publication of that charter in the Government Gazette by the Minister of Trade and Industry. By contrast, there are no indications that the financial services sector has made any attempt to achieve significant alignment between its transformation charter and the draft codes of good practice. Once the codes of good practice become law, all businesses in South Africa will be subject to those codes unless they form part of a sector in respect of which the Minister of Trade and Industry has published an industry charter in the Government Gazette as a code of good practice. The current uncertainty as to the final form of the regulatory regime poses a risk, but there are indications that the regime will be settled in the next 12 months. We are likely to be subject to the ICT sector’s charter if this document is published in the Government Gazette as a code of good practice. This charter applies, among others, to companies that manufacture equipment for, or provide services relating to, the electronic capturing, transmission and display of data and information. Compliance with the charter is not enforced through civil or criminal sanction, but only through its effect on the ability to secure contracts in the public and private sectors. One of the components of BEE is that a certain percentage of ownership by black South Africans or historically disadvantaged South Africans of our South African business should be achieved over a period of time which is generally thought to be ten to 15 years. Although BEE is not expropriatory in nature, there may be a dilutive effect to current shareholders in the South African business and there may be a cost associated with increasing the level of black shareholders or historically disadvantaged South Africans, both of which factors may represent a risk. However, given that non-BEE compliance may place in jeopardy existing and future South African public and private sector contracts, the loss of which could cause a loss of revenue, the attendant risk associated with BEE non-compliance is material.

Exchange control regulation. South Africa’s exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents, including companies, and non-residents of the Common Monetary Area are subject to exchange controls enforced by the South African Reserve Bank. In October 2004, the South African exchange control regulations were liberalized by the abolishment of exchange control limits on new investments outside of South Africa by South African companies. However, according to the circular giving notice of this liberalization, the South African Reserve Bank retains an oversight function, the exact nature of which is not entirely clear from the circular. According to the circular, South African companies investing outside of South Africa must now apply to the South African Reserve Bank only for monitoring purposes and for the approval of the South African Reserve Bank pursuant to existing foreign direct investment criteria, including demonstrated benefit to South Africa. The South African Reserve Bank reserves the right to stagger capital outflows relating to very large investments outside of South Africa by South African companies, so as to manage any potential impact on the foreign exchange market. Also, these liberalization measures permit South African companies to retain, outside of South Africa, dividends received in relation to shares held by them in non-South African companies.

South African exchange controls are expected to continue for the foreseeable future. The South African government, however, has committed itself to gradually relaxing exchange controls, and significant relaxations have occurred in recent years. Nevertheless, under the current exchange control regulations, our management may be limited in its ability to consider strategic options and our shareholders may not be able to realize the premium over the current trading price of our shares.

Although Net 1 is a U.S. corporation and is not itself subject to these regulations, the ability of New Aplitec to raise and deploy capital outside the Common Monetary Area is restricted. As of March 31, 2005, approximately 87% of our cash and cash equivalents were held by New Aplitec and its subsidiaries. During the year ended June 30, 2004 and the nine months ended March 31, 2005, substantially all of our revenues were generated by New Aplitec and its subsidiaries. In particular, New Aplitec will generally not be permitted to export capital from South Africa or to hold foreign currency without the approval of the South African Reserve Bank, unless such export of capital or foreign currency holding is permitted by the October 2004 liberalization measures. This restriction may affect New Aplitec’s ability to pay dividends to Net 1. Moreover, although the requirement that the South African Reserve Bank approve investments by South African companies outside of South Africa has been relaxed, this requirement could restrict our future international expansion.

South African Reserve Bank approval is required for New Aplitec to receive loans from and repay loans to nonresidents of the Common Monetary Area. In addition, New Aplitec may not use income earned in South Africa to repay or service foreign debts, without the South African Reserve Bank approval. Repayment of principal and interest on such loans will usually be approved at the time of the granting of such loans, where the payment is limited to the amount borrowed and a market related rate of interest. New Aplitec will also need South African Reserve Bank approval to raise capital involving a currency other than South African rand, which approval may be provided subject to conditions. Thus, unless we can obtain funding at the Net 1 level, these restrictions could prevent us from obtaining adequate funding on acceptable terms for acquisitions and other business opportunities outside South Africa.

Trade unions and labor laws. Most of South Africa’s major industries are unionized, and the majority of employees belong to trade unions. In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. We currently have approximately 109 unionized employees which represents approximately 6% of our workforce. Although in recent years we have not experienced any labor disruptions, such labor disruptions may occur in the future. In addition, the cost of complying with labor laws may adversely affect our operations.

Regional instability. Historically, there has been regional, political, and economic instability in the countries surrounding South Africa. Such political or economic instability in neighboring countries could affect the social, political and economic conditions in South Africa, for example, as a result of immigration, and this could have a negative impact on our ability to manage our operations in the country.

HIV/ AIDS. HIV/ AIDS and tuberculosis, which is exacerbated in the presence of HIV/ AIDS, are major healthcare challenges in South Africa and other sub-Saharan countries. HIV infection among women in antenatal clinics throughout South Africa has risen from 1% in 1990 to nearly 25% in 2000. According to the most recent research published by the Medical Research Council of South Africa, over five million South Africans were HIV positive in 2004, resulting in a total population prevalence rate of approximately 11%. Under South African law, we are generally prohibited from testing employees to determine their HIV status. Due to the high prevalence of HIV/ AIDS in South Africa, we may incur costs relating to the loss of personnel and the related loss of productivity as well as the costs relating to recruiting and training of new personnel. We are not able to quantify these costs accurately and cannot assure you that the costs we will incur in connection with this epidemic will not have a material adverse effect on us and our financial condition.

There are risks relating to other countries in which we intend to operate that could adversely affect our future business, operating results, cash flows and financial condition.

In the future, we intend to expand operations into countries and regions, including African countries outside South Africa, South America, Southeast Asia and Central Europe, that are subject to significantly differing political, economic and market conditions. Specific country and regional risks that may have a material impact on our business, operating results, cash flows and financial condition include:

     &#S226      political and economic instability;

     &#S226      loss due to civil strife, acts of war, guerrilla activities and insurrection;

     &#S226      competition from existing market participants that may have a longer history in or greater familiarity with the foreign markets we enter;

     &#S226      government interventions and protectionism;

     &#S226      potential adverse changes in laws and regulatory practices, including import and export license requirements, tariffs, legal structures and tax laws;

     &#S226      cancellation of contractual rights;

     &#S226      trade barriers;

     &#S226      difficulties in staffing and managing operations;

     &#S226      import and export restrictions;

     &#S226      adverse tax consequences;

     &#S226      the lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;

     &#S226      security and safety of employees;

     &#S226      restrictions on the right to convert or repatriate currency or export assets;

     &#S226      greater risk of uncollectible accounts and longer collection cycles;

     &#S226      currency fluctuations;

     &#S226      indigenization and empowerment programs;

     &#S226      logistical and communications challenges;

     &#S226      changes in labor conditions;

     &#S226      discrimination against U.S. companies; and

     &#S226      exposure to liability under U.S. securities laws, including the Foreign Corrupt Practices Act.

Many of these countries and regions are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies. However, institutions in these countries and regions may not yet be as firmly established as they are in democracies in the developed world. Many of these countries and regions are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that can affect our investments in these countries and regions. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries and regions are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

As the political, economic and legal environments remain subject to continuous development, investors in these countries and regions face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries or others in the region may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Volatility in the South African Rand to U.S. dollar exchange rate may adversely affect our reported operating results.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in U.S. dollars. Because our sales are primarily denominated in ZAR, a decline in the value of the ZAR against the U.S. dollar may have a significant adverse effect on our reported results of operations. During the two years ended June 30, 2002, the ZAR steadily depreciated against the U.S. dollar, moving at an average rate per U.S. dollar from ZAR 6.35 in 2000 to ZAR 7.61 in 2001 to ZAR 10.15 in 2002. However, since June 2002, the ZAR has appreciated against the U.S. dollar, mainly due to a general depreciation of the U.S. dollar and the strengthening of the South African economy and commodity and precious metals prices, reaching ZAR 6.67 on July 14, 2005. Over this period, the exchange rate has been volatile and we expect this volatility to continue in the foreseeable future.

Trends in sales and profits may experience significant fluctuations as the rate of exchange between the ZAR and the U.S. dollar fluctuates. We cannot assure you what effect, if any, changes in the exchange rate of the ZAR against the U.S. dollar will have on our results of operations and financial condition.

We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging relating to our inventory purchases which are settled in U.S. dollars or euros. We have used forward contracts in order to hedge our economic exposure to the ZAR/ U.S. dollar and ZAR/ euro exchange rate fluctuations from these foreign currency transactions. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

The loss of the services of Dr. Belamant or any of our other executive officers would adversely affect our business.

Our future financial and operational performance depends, in large part, on the continued contributions of our Chief Executive Officer and Chairman, Dr. Serge Belamant, as well as Mr. Herman Kotze, our Chief Financial Officer, Ms. Brenda Stewart, our Senior Vice President-Marketing and Sales, and Mr. Nitin Soma, our Senior Vice President-Information Technology. Many of our key responsibilities are performed by these four individuals, and the loss of the services of any of them could disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers’ needs, which could have a material adverse effect on our business and financial performance. We do not have employment agreements with our executive officers, any of whom may terminate their employment at any time, nor do we maintain any “key person” life insurance policies.

We face a highly competitive employment market and may not be successful in attracting and retaining a sufficient number of skilled employees, particularly in the technical and sales areas and senior management.

Our future success depends on our ability to continue to develop new products that use our UEPS technology and to market these products to our target users. In order to succeed in our product development and marketing efforts, we need to identify, attract, motivate and retain sufficient numbers of qualified technical and sales personnel. An inability to hire and retain such technical personnel would adversely affect our ability to enhance our existing intellectual property, to introduce new generations of technology and to keep abreast of current developments in technology. Demand for personnel with the range of capabilities and experience we require is high and there is no assurance that we will be successful in attracting and retaining these employees. The risk exists that our technical skills and sales base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led, and continue to lead, numerous qualified individuals to leave the country, thus depleting the availability of qualified personnel in South Africa. In addition, our multi-country strategy will also require us to hire and retain highly qualified managerial personnel in each of these markets. If we cannot recruit and retain people with the appropriate capabilities and experience and effectively integrate these people into our business, it could negatively affect our product development and marketing activities.

We pre-fund the payment of social welfare grants on behalf of our South African government customers and any payment defaults by these customers would adversely affect our operations.

We use our internal cash resources and facilities to fund the payment of social welfare grants under our contracts with the KwaZulu-Natal and Eastern Cape provincial governments. We recover these funds from the KwaZulu-Natal provincial government on a seven-day cyclical basis and from the Eastern Cape provincial government on a 14-day cyclical basis. Therefore, these pre-funding obligations expose us to the risk of default by the applicable provincial government. Although no provincial government has ever defaulted on a repayment of funds at the end of the payment cycle, we cannot guarantee that such a default will not occur in the future. Any such default could have a material adverse effect on us, our financial position and results of operations.

Our ability to operate our wage payment and insurance products businesses may be limited by existing South African banking and financial services laws and regulations.

The South African retail banking market is highly regulated, but the South African government has identified the need to service the unbanked market through the liberalization of the regulatory environment in order for retailers and non-banking service providers to innovate products and delivery channels for the unbanked market. However, under current law and regulations, a portion of our South African wage payment business activities in the unbanked market requires us to be registered as a bank in South Africa. We are not currently so registered and therefore are not entitled to perform these activities in South Africa and may face prosecution if we do. We are in the process of appointing expert advisers to assist us in making application for the appropriate banking license. While we believe that we will be able to obtain this license, there is a possibility that our application may not be successful or that a grant of the license may be delayed. In addition, the South African Financial Advisory and Intermediary Services Act, 2002, requires persons who give advice regarding the purchase of financial products or who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. We have applied for a license under this Act in order to continue to provide advice and intermediary services in respect of the financial products on which we advise and the payment processing services we provide in South Africa on behalf of insurers and other financial product suppliers. While the license application is pending, we are entitled to continue this part of our business in South Africa. If we fail to obtain this license, we may be stopped from continuing this part of our business in South Africa.

We may face competition from the incumbent retail banks in South Africa in the unbanked market segment.

The incumbent South African retail banks recently announced a joint initiative to create a common banking product to offer to the significant portion of South Africa’s population that does not have access to traditional banking services, or the unbanked. This bank account, generally referred to as the “Mzansi” account, was introduced in October 2004 and offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. We believe that currently there are approximately one million Mzansi account holders. The social welfare beneficiaries who are currently paid through our smart card system may elect to use these accounts to receive their grants. A decision by a substantial number of these beneficiaries to elect to use these accounts rather than our smart card system may have a material adverse effect on our financial condition, cash flows and results of operations.

We may face increased competition as our sales and product offerings increase.

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, we have identified a number of other products currently being produced that use smart card technology in connection with a funds transfer system and the companies that promote them. These include EMV, a system that is being promoted by Visa International Service Association, MasterCard International and Europay International; Mondex International Limited, a subsidiary of MasterCard; and Proton World International N.V., a subsidiary of STMicroelectronics Belgium N.V. In South Africa, and specifically in the payment of social welfare grants, our competitors also include AllPay Consolidated Investment Holdings (Pty) Ltd., which is responsible for social welfare payments in the Free State, Gauteng and Western Cape provinces and a small portion of the Eastern Cape province, and Empilweni Payout Services, which is responsible for payments in the Mpumalanga province. We also may face competition from companies to which we have licensed our technology, including Visa and BGS Smart Card Systems AG. Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as infringing on their funds transfer or other businesses.

Patent competition may adversely affect our products or processes, and limited patent protection, a lack of proprietary protection and the potential to incur costly litigation could be harmful to our operations.

Our products and technology have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. During the life of a patent, a product is only subject to competition by non-infringing products. However, aggressive patenting by our competitors and potential patent piracy may threaten protected products and processes and may result in an increased patent infringement risk, especially in emerging economies such as those where we currently operate. The expiration of a patent may also result in increased competition in the market for the previously patented products and processes. The patents for our funds transfer system, or FTS, will expire, at the latest, in Namibia in 2007; in South Africa, Botswana, Swaziland and Hong Kong in 2009; and in the United States in 2011. In addition, our European Union FTS patent has been challenged and revoked. Consequently, we do not have any patent protection in the member countries of the European Union. Additionally, we could have difficulty asserting the Hong Kong patent as it is not registered in our name and it could be difficult to record our ownership of that patent. Further, BGS, the local system operator in the Commonwealth of Independent States has stopped paying licensing fees to us on the grounds that the revocation of the European FTS patent relieves it from the obligation to pay such fees, although we believe that the licensing fees relate to BGS’s use of our UEPS technology rather than the FTS patent. There is a risk that a similar refusal to pay our licensing fees can occur elsewhere. Moreover, although we have certain patent rights in the United States, these are not expected to have significant utility in our business given that our management does not expect the U.S. market to become a material part of our business in the future. Each of these factors could have a material adverse effect on our business, operating results, cash flows and financial condition. In addition, to date, we have relied not only on patent protections, but also on trade secret, trademark and copyright laws, as well as nondisclosure, licensing and other contractual arrangements to protect the proprietary aspects of our solutions. Other than the patents discussed above, we do not own any other patents that protect important aspects of our current solutions. We will, however, prepare patent applications where possible for technology related to our smart cards and UEPS system when we believe it is appropriate to do so. These applications and contractual arrangements and our reliance on these laws may not be successful.

Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any loss of or inability to protect intellectual property in our technology could diminish our competitive advantage and also seriously harm our business, operating results, cash flows and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of South Africa, Namibia, Botswana, Swaziland, the United States and the European Union. Our means of protecting our intellectual property rights in South Africa, Namibia, Botswana, Swaziland, the United States and the European Union or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

The copyrights and certain related intellectual property rights in earlier versions of our UEPS software are jointly owned and potentially subject to non-exclusive rights, which may reduce our future revenues.

While we own the exclusive copyrights in the current version of the UEPS software, these copyrights are subject to the preexisting copyrights in the earlier versions of our software that are owned jointly by us and Nedbank. As joint owners of the copyrights in these earlier versions of our software that existed prior to July 2000, there is a risk that Nedbank could license these works to others and otherwise commercially exploit these earlier works. Under our Nedbank agreements, Nedbank also acquired the right to request a license of our South African and U.S. FTS patents and of all technology and know-how relating to the UEPS described in those earlier patents from us for entities partly owned by Nedbank that are located anywhere within South Africa and neighboring countries. Under these licenses, Nedbank would pay us a license fee, with us supplying smart cards or being paid a royalty if the cards are obtained from a third party. If Nedbank licenses our works to others or otherwise commercially exploits our technology and know-how related to UEPS, our future revenues may be reduced.

Our current license agreement with Visa imposes long-term restrictions on our ability to license rights in our technology and could inhibit our ability to realize additional revenue from these rights in our technology.

In 1997, we entered into a technology license agreement with Visa. Under that agreement, Visa purchased a non-exclusive, perpetual, worldwide license to our technology rights, as defined in the agreement, relating to our UEPS technology and an exclusive, perpetual, worldwide license under our patents, as defined in the agreement, licensed to Visa that is exclusive to the financial services industry, as defined in the agreement. Our Visa agreement grants back to us the non-exclusive right under our Visa-licensed patents to make, use and sell our payment systems and other products in the financial services industry as discussed in the agreement. In our Visa agreement, Visa agrees not to grant a sublicense to any payment system to any entities in the financial services industry who are not members of Visa already if such entity already has a right to use such payment systems from us. The agreement permits Visa to sublicense our licensed technology rights to any of its members, any entity in the financial services industry or any entity outside of the financial services industry that provides products to Visa or its sublicensees. The agreement prohibits us from licensing our technology rights, not just our licensed patents, to any of Visa’s competitors, including MasterCard, Europay, American Express Company, Discover Financial Services, Diners Club International Credit Card Co., Carte Blanche Card or JCB International Credit Card Co. or any of their parents, subsidiaries or affiliates. We may need Visa’s consent, not to be unreasonably withheld, in order to transfer or assign our rights and obligations under the agreement. As this agreement does not contain a termination date and contains restrictions on our ability to license our technology rights in the financial services industry and to competitors of Visa, we may not be able to realize the full value of our technology rights.

Our license agreement with Visa substantially impacts our ability to defend and enforce our patents licensed to Visa and could substantially inhibit our ability to protect the rights in our technology.

Under our license agreement with Visa, we are restricted from suing Visa, its members and any third-party vendors or customers of Visa or its members for infringement of our technology rights licensed to Visa in connection with their manufacture, use or sale of any product or service offered by Visa. The license also grants Visa sole discretion with regard to enforcement of any of the licensed technology rights against third parties in the financial services industry. Under the agreement, Visa has the right to control the prosecution and maintenance of the patents and related patent applications we have licensed to Visa in all jurisdictions, and we are obligated to cooperate and support any of Visa’s actions in this regard. This arrangement could substantially impact our ability to defend these patents, and could make enforcement actions against our competitors more difficult.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, POS devices and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to implement new systems and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. A supply interruption or an increase in demand beyond current suppliers’ capabilities could harm our ability to distribute our equipment and thus, to acquire a new source of customers who use our UEPS technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Escalating pricing pressures from our retail customers may adversely affect our business.

We have recently begun to experience pressure from our retail merchant customers seeking to negotiate the fees we charge them. This pressure is likely to continue. This pricing pressure could cause us to reduce the level of the fees we charge to these customers, which could adversely impact our revenues and profit margins.

Our strategy of partnering with companies outside South Africa may not be successful.

In order for us to expand our operations into foreign markets, it may be necessary for us to establish partnering arrangements with companies outside South Africa. Some of these partnering arrangements may take the form of joint ventures in which we receive a minority interest. Minority ownership carries with it numerous risks, including dependence on partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits, as well as the inability to control the joint venture vehicle and to direct its policies and strategies. Such a lack of control could result in the loss of all or part of our investment in such entities. In addition, our foreign partners may have different business methods and customs which may be unfamiliar to us and with which we disagree. Our joint venture partners may not be able to implement our business model in new areas as efficiently and quickly as we have been able to do in South Africa. Furthermore, limitations imposed on New Aplitec by South African exchange control regulations, as well as limitations imposed on us by the Investment Company Act of 1940, may limit our ability to establish partnerships or entities in which we do not obtain a controlling interest. In addition, certain of our licensees, including BGS and Visa, have become our competitors and this could occur with our joint venture partners in the future.

We have lost license fees in the CIS as a result of a dispute with BGS, the local system operator, which claims that the revocation of the European FTS patent relieves it from the obligation to pay us licensee fees. We believe that the licensing fees due from BGS relate to its use of our UEPS technology rather than the FTS patent and, therefore, we are currently evaluating our options on this matter.

System failures, including breaches in the security of our system, could harm our business.

We may experience system failures from time to time, and any lengthy interruption in the availability of our back-end system computer, could harm our revenues and profits, and could subject us to the scrutiny of our government customers. Frequent or persistent interruptions in our services could cause current or potential customers and users to believe that our systems are unreliable, leading them to avoid our technology altogether, and could permanently harm our reputation and brands. These interruptions would increase the burden on our engineering staff, which, in turn, could delay our introduction of new applications and services. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers’ businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim could be time consuming and costly for us to address.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of card holder data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not yet experienced any security breaches affecting our business.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems with our system could result in lengthy interruptions in our services. Our current business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

We may not be able to exploit technological advances quickly and successfully, which could impair our competitive position and operations.

Most of our operations depend on the use of advanced technological methods, which must keep pace with rapid technological changes, new product introductions by competitors, evolving industry and government performance and security standards and changes in customer and end-user requirements. The use of the appropriate advanced technological procedures can affect, among other things, the competitiveness of our products, the safety of transactions performed using our products, the continuity of our operations and the capacity and efficiency of our production.

We believe that new technologies may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid changes in employed technologies that affect our operations and product range could render the technologies we use obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. In addition, limited access to sources of new capital to acquire new technologies may adversely affect our results of operations and financial condition.

We cannot predict the effect of technological changes on our business or on our ability to provide competitive products. Our ability to meet the competition will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient basis or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

We may incur material losses in connection with our distribution of cash to recipients of social welfare grants.

Many social welfare recipients use our services to access cash using their smart cards. We use armored vehicles to deliver large amounts of cash to rural areas across South Africa to enable these welfare recipients to receive this cash. In some cases, we also store the cash that will be delivered by the armored vehicles in depots overnight or over the weekend to facilitate delivery to these rural areas. We cannot insure against the risk of loss or theft of cash from our delivery vehicles as we have not identified any insurance underwriters willing to accept this risk. Therefore, we will bear the full cost of any loss or theft in connection with the delivery process, and such loss could materially and adversely affect our financial condition, cash flows and results of operations. During the year ended June 30, 2004 and the nine months ended March 31, 2005, we incurred losses in connection with our cash delivery system of $4.2 and $2.2 million, respectively.

We may not recover outstanding amounts owed to our micro-finance businesses.

We operate a traditional micro-finance business, with approximately 100 branches throughout South Africa. These branches extend short-term loans for periods ranging from 30 days to six months at loans bearing interest rates of 12% to 30% per month. Despite the fact that we attempt to reduce credit risk by employing credit profiling techniques, the rate of default on loans has been high due to the high credit risk of these borrowers and the difficulty of collecting outstanding repayments. We may therefore not recover some or all of the principal and interest amounts currently owed by our borrowers, which on March 31, 2005, totaled $4.1 million, or ZAR 25.8 million. Our inability to recover some or all of these amounts may have a material adverse effect on our financial position and results of operations.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

One of our strategies is to pursue selective acquisitions. Although we do not currently have any commitments, contracts or understandings to acquire any specific businesses or other material operations, we have made a number of acquisitions in the past and will consider other acquisitions in the future. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may be subject to privacy laws in South Africa and other jurisdictions in which we operate.

Our collection, storage and processing, and any disclosure of, customer and employee personal information must comply with South Africa’s privacy laws, which are at various stages of legislative and judicial development. However, South African common law and the South African Constitution do recognize an individual’s right to privacy, and there are some statutes and other regulations which have been enacted that apply to us and the way we operate our business. For example, one statute sets out a framework for the electronic collection, processing, storage and disclosure of personal information. Although compliance with this statute is voluntary, a South African court could determine that we would be violating an individual’s right to privacy if we do not operate in compliance with this framework. In addition, South African law requires that we must keep confidential the HIV status of the people that participate in our HIV/ AIDS program.

New privacy laws may be enacted in the future which could adversely affect the way we do business, and we could be required to devote substantial management time and resources to comply with these new laws. In addition, if we violate, or are judged to have violated, the privacy rights of people whose information we collect, store and process, we could become liable for damages, which could have a material adverse effect on our financial condition, cash flows or results of operations.

Our international operations require us to comply with a number of U.S. and international regulations.

We need to comply with a number of international regulations in countries outside of the United States. In addition, we must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions. The U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities and individuals except as permitted by OFAC which may reduce our future growth.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission and the Nasdaq National Market. Moreover, many of these corporate governance requirements will not apply to us until our shares become listed for quotation on the Nasdaq National Market. We expect all of these newly applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these newly applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may not be able to meet the accelerated filing and internal control reporting requirements imposed by the SEC.

We became an accelerated filer on June 30, 2005. As an accelerated filer, we are required to file our Annual Report on Form 10-K by September 13, 2005. While we expect to meet the accelerated filer deadlines, there is a risk that we may not be able to comply with these accelerated filing requirements. If we fail to meet the accelerated filing requirements by the time we are required to file our Annual Report on Form 10-K, then the market price for our common stock may decline.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. We were not subject to these requirements for the fiscal year ended June 30, 2004. We are in the process of evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls as a required part of our Annual Report on Form 10-K beginning with our report for the fiscal year ending June 30, 2005.

While we have been expending significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we may not be able to comply timely with all of the requirements imposed by this rule. At present, there is no precedent available with which to measure compliance adequacy. We have identified items that constitute deficiencies in some of our internal control processes. In the event that we conclude that these are significant deficiencies or material weaknesses and we cannot remediate such significant deficiencies or material weaknesses in a timely manner or we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, it is possible that we would be unable to file our Annual Report on Form 10-K with the SEC, which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

We may be required to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies. Because of the early stage of development of our operations and exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We may have difficulty raising necessary capital to fund operations as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If our business development plans are successful, additional financing may be required to continue to develop and exploit existing and new technologies and to expand into new markets. The exploitation of our technologies may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

     &#S226    demand for and acceptance of our new product offerings;

     &#S226    delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;

     &#S226    variations in product mix and cost during any period;

     &#S226    development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

     &#S226    difficulties with component supplies, manufacturing or distribution;

     &#S226    deferral of customer contracts in anticipation of product or service enhancements;

     &#S226    timing of commencement, implementation or completion of major implementation projects;

     &#S226    the relative mix of net revenues from established markets, including South Africa, and unestablished markets;

     &#S226    fluctuations in currency exchange rates;

     &#S226    the fixed nature of many of our expenses; and

     &#S226    industry and economic conditions, including competitive pressures and inventory obsolescence.

In particular, differences in relative growth rates between our businesses in our established markets for certain products and unestablished markets may have a significant effect on our operating results, particularly our reported operating profit percentage, in any individual quarter, with unestablished market sales typically carrying lower margins in the initial phases of our operations in a new area or the introduction of a new product to an area in which we already operate. Certain transactions that occur infrequently, including the bulk supply of hardware to a customer, may also have a significant effect on our operating results. For example, during the nine months ended March 31, 2005, we supplied a customer with POS devices, pin-pads and smart cards for $10.4 million. Sales of this nature are infrequent and cause fluctuations in revenue and operating income when they occur.

The period between our initial contact with a potential customer and the sale of our products or services to that customer tends to be long and may be subject to delays which may have an impact on our revenues.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer’s decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To sell our products and services successfully we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources; however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

We may become subject to a U.S. tax liability for failing to withhold on certain distributions on instruments issued in connection with the Aplitec transaction.

There is no statutory, judicial or administrative authority that directly addresses the tax treatment of non-U.S. holders that elected to receive units in a trust representing beneficial interests in B class preference shares and B class loan accounts issued by New Aplitec pursuant to the reinvestment option in connection with our acquisition of Aplitec. We believe these interests should be treated for United States federal income tax purposes as, and we did treat them as, separate and distinct interests in New Aplitec. As such, we and our affiliates do not presently intend to withhold any amounts for U.S. federal taxes in respect of any distributions paid on such interests. There is a risk, however, that these interests, together with the special convertible preferred stock, may be treated as representing a single direct equity interest in us for U.S. federal income tax purposes. In such case, distributions received with respect to the B class preference shares and B class loan accounts could be subject to U.S. federal withholding tax, and we could be liable for failure to withhold such taxes in our capacity as withholding agent. In addition, our failure to collect and remit U.S. federal withholding tax may also subject us to penalties.

Shipments of our electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war, political instability and health epidemics may adversely affect us.

Terrorist attacks, war and international political instability, along with health epidemics, may disrupt our ability to generate revenues. These events may negatively affect our ability to maintain sales revenue and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the United States, terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially adversely affect our net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

Risks Relating to Our Common Stock

The price for shares of our common stock quoted on the Over-the-Counter Bulletin Board may not be indicative of their fair value.

The shares of our common stock are currently quoted on the Over-the-Counter Bulletin Board, or OTCBB. The trading volume for shares of our common stock historically has been limited. During the period from our completion of the Aplitec transaction on June 7, 2004 through July 14, 2005, the average daily trading volume of our shares of common stock has been approximately 38,404 shares. During this period, the market price of our shares of common stock has ranged from $5.94 to $61.50, after giving effect to the one-for-six reverse stock split. On July 14, 2005, the closing price per share of our common stock as quoted on the OTCBB was $18.00. Although the trading volume of our common stock has increased since we completed the Aplitec acquisition, the prices at which our common stock has been quoted since that time may not be indicative of their fair value. If you purchase shares of our common stock, you may not be able to resell those shares at or above your purchase price.

In addition, an active public trading market may not develop after completion of our recently announced public offering, or if developed, may not be sustained. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain coverage of our company and our common stock.

We expect that the price of our shares of common stock will fluctuate substantially.

We expect that the market price for our shares of common stock will be affected by a number of factors, including:

     &#S226    the gain or loss of significant orders or customers;

     &#S226    announcements of our participation in a joint venture or partnership;

     &#S226    recruitment or departure of key personnel;

     &#S226    the announcement of new products or service enhancements by us or our competitors;

     &#S226    changes in government regulation that directly or indirectly affect our business;

     &#S226    quarterly variations in our results of operations;

     &#S226    changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

     &#S226    developments in our industry;

     &#S226    events and news related to the regions where we and our subsidiaries conduct our business; and

     &#S226    general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our shares of common stock.

Future sales of our common stock could reduce our stock price.

Sales by shareholders of substantial amounts of our shares, or the perception that these sales may occur in the future, could affect materially and adversely the market price of our common stock. The shares that the selling shareholders are offering for sale in our recently announced offering will be freely tradeable immediately following the offering. Upon the closing of the offering, an aggregate of approximately 33,766,194 shares of common stock outstanding or issuable in the future upon conversion of special convertible preferred stock will be freely tradeable without restriction or further registration under the Securities Act, of which 3,850,738 are subject to lock-up agreements. We have agreed to grant to South African Private Equity Fund III, L.P., or SAPEF, and Brenthurst Private Equity II Limited and their respective affiliates, and to the investment entities affiliated with General Atlantic, certain registration rights with respect to the shares of common stock owned by them. The registration rights that we will grant to the investment entities affiliated with General Atlantic will provide that these entities will first be entitled to exercise demand registration rights one year after the closing of the offering. We expect to enter into these agreements shortly after completion of the offering. Each of our directors and executive officers, certain selling shareholders who, prior to the offering, owned more than 10,000 linked units representing approximately 1,357 shares and certain of our other shareholders have agreed not to sell their shares (other than shares they are selling in the offering) for a period of 180 days after the date of the prospectus of the public offering. Certain of the selling shareholders, who in the aggregate will beneficially own after the offering approximately 2.8% of our common stock, assuming full conversion of our special convertible preferred stock into common stock, are organized as unit investment trusts. These unit investment trusts may be required to sell all or a portion of our shares beneficially owned by the trust if the manager of the trust changes or if a holder in the trust redeems its interest in the trust. To the extent that the governing documents of the unit investment trust require the sale of our shares under these circumstances, the lock-up restrictions do not apply to these selling shareholders. As of March 31, 2005, there were options to purchase 1,453,490 shares of our common stock outstanding with a weighted average exercise price per share of $3.00 and other stock-based awards with respect to 1,453,490 shares of common stock for no cash consideration. The shares underlying these options will be freely tradeable upon exercise of the options and other stock-based awards after we have filed this Form S-8. Currently, we do not have any further shares reserved for issuance of additional options or other stock-based awards under our 2004 Stock Incentive Plan. However, we intend to authorize additional shares under our 2004 Stock Incentive Plan or under a successor plan and seek shareholder approval of the increase after the closing of the offering.

One of our shareholders will continue to hold a significant block of shares in our company after completion of our recently announced public offering and, as a result, will continue to have significant influence over our company.

Upon completion of the offering, three designees of SAPEF, one of the entities that funded the Aplitec acquisition, will continue to serve on our current seven-member board of directors and, pursuant to a common stock purchase agreement between us and SAPEF, we anticipate that representatives of SAPEF will continue to serve on our board of directors in the future. In addition, under the General Atlantic stock purchase agreement, we will add one seat to our board of directors and cause to be elected to the board one person designated by General Atlantic. In addition, we expect SAPEF and its affiliates to beneficially own approximately 22.5% of the outstanding shares of our voting stock upon the closing of the offering. As a result of its right to board representation and substantial ownership interest, SAPEF may have the ability to exert significant influence on the outcome of a shareholder vote by our shareholders in respect of matters such as a merger, sale or similar transaction involving us, the issuance of capital stock and the incurrence of substantial indebtedness, and SAPEF’s interests could conflict with your interests. Additionally, SAPEF is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete or could in the future compete, directly or indirectly, with us. SAPEF may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

We have not paid dividends in the past and it is not our current policy to pay dividends, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our shares of common stock and we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. The payment of dividends on our shares of common stock will depend on our earnings and financial condition, our growth plans and strategies and other business and economic factors affecting us at such time as our board of directors may consider relevant.

In addition, New Aplitec’s dividend policy must comply with the restrictions placed by the South African Reserve Bank on the declaration of dividends by New Aplitec as a condition of its approval of the Aplitec transaction. These restrictions will apply until such time as all of our special convertible preferred stock is converted into common stock. These restrictions provide that dividends may be declared by the New Aplitec board of directors only if:

     &#S226    declaration of the dividend is approved by a majority of the holders of New Aplitec B class preference shares;

     &#S226    all B loan accounts have been paid by New Aplitec; and

     &#S226    the dividend does not exceed 50% of New Aplitec’s annual earnings.

In addition, under South African law, New Aplitec will only be entitled to pay a dividend or other similar payment if it meets the solvency and liquidity tests set out in the South African Companies Act.

You may have difficulties enforcing a U.S. judgment against us, our executive officers and directors and some of the experts named in this prospectus or asserting U.S. securities laws claims in South Africa.

A significant portion of our assets and the assets of our directors and executive officers and some of the experts named in this prospectus are located outside the United States. In addition, most of the members of our board of directors, all of our executive officers and several of our experts named in this prospectus are residents of South Africa or other foreign countries. As a result, it may not be possible for you to effect service of process, within the United States or elsewhere outside South Africa, upon our non-U.S. directors, our officers or several of our experts. Moreover, any judgment obtained against us or any of these foreign persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency. Also, under South Africa’s Exchange Control laws, the approval of the South African Reserve Bank is required before a defendant resident in South Africa may pay money to a nonresident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa. The policy of South African courts is to award compensation only for loss or damage actually sustained by the person claiming the compensation. Punitive damages are generally not recognized by the South African legal system, on the grounds that such awards are contrary to South African public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to South African public policy. South African courts cannot consider the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually observe their own procedural laws, and where an action based on a contract governed by the laws of a foreign jurisdiction is brought before a South African court, the capacity of the parties to contract may under certain circumstances be determined in accordance with South African law. A plaintiff who is not resident in South Africa may be required to provide security for costs where proceedings are initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated in a prescribed manner before they may be used in South Africa. Also, under the South African Protection of Business Act, 1978, foreign judgments concerning the ownership, use or sale of any matter or material connected with South African commerce (such as production, import and export) require consent from the South African Minister of Trade and Industry to be enforced. We have been advised by Cliffe Dekker, our South African counsel, that there are difficulties related to the enforceability against us and our directors and officers in South Africa of liabilities predicated solely upon the Federal securities laws of the United States. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in South Africa.

NET 1 UEPS TECHNOLOGIES, INC.

We provide our universal electronic payment system, or UEPS, as an alternative payment system for the unbanked and under-banked populations of developing economies. We believe that we are the first company worldwide to implement a system that can enable the estimated four billion people who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. To accomplish this, we have developed and deployed the UEPS. This system uses secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can enter into transactions at any time with other card holders in even the most remote areas so long as a portable offline smart card reader is available. In addition to payments and purchases, our system can be used for banking, health care management, international money transfers, voting and identification.

Our technology is widely used in South Africa today. We have over 3.3 million clients in five provinces who receive social welfare grants using our smart cards. We have started to implement our UEPS for employers to pay wages and provide financial services to their employees. In addition, we are working closely with non-governmental organizations to deploy our new medical application into a number of hospitals and clinics. This application of our system is used to administer the treatment of HIV/ AIDS and other high-risk diseases, record patient progress and manage drug inventory.

Recently, Cell C (Proprietary) Limited, a mobile telephone service provider in South Africa, chose our solution as the transaction payment system for its planned roll-out of approximately 52,000 public cellular pay phones that will provide lower income consumers with telephone access at reduced rates. We believe the implementation of this project could provide us with up to 10,000 access points through which we will be able to market and sell our financial products. This deployment is part of a government initiative for the empowerment of small businesses in rural and semi-urban areas of South Africa.

Outside of South Africa, the Reserve Bank of Malawi has implemented our solution as a national payment system. To date, seven local financial institutions and BP p.l.c., a bulk fuel supplier, are using our system for transaction switching and settlement. We have deployed smaller, more limited versions of our system in Burundi, Ghana, Latvia, Mozambique, Rwanda, and Zimbabwe.

Unlike a traditional credit or debit card where the operation of the account occurs on a centralized computer, each of our smart cards effectively operates similar to an individual bank account in the case of financial services or an individual record management system in the case of medical services. All transactions that take place through our system occur between two smart cards at the point of service, or POS, with all of the relevant information necessary to perform and record a transaction held on the smart cards.

The transfer of money or other information can take place without any communication with a centralized computer since all validation, creation of audit records, encryption, decryption and authorization take place on, or are generated between, the smart cards themselves. Importantly, the cards are protected through the use of biometric fingerprint identification, which is designed to ensure the security of funds and card holder information. Transactions are generally settled by merchants and other commercial participants in the system by sending the transaction data to a mainframe computer on a batch basis. Settlement can be performed online or offline. The mainframe computer provides a central database of transactions, creating a complete audit trail that enables us to replace lost smart cards while preserving the notional account balance, and to identify fraud.

We generate our revenues by charging transaction fees to government agencies, employers, merchants and other financial service providers, by providing financial services such as loans and by selling hardware, software and related technology. In South African rand, our revenues and operating income increased by 32% and 39%, respectively, from fiscal 2003 to 2004, and by 29% and 34%, respectively, from fiscal 2002 to 2003. In South African rand, our revenues and operating income increased 31% and 62%, respectively, for the nine months ended March 31, 2005, as compared to the nine months ended March 31, 2004. We believe this growth reflects the accelerating adoption of our solution.

USE OF PROCEEDS

All net proceeds from the sale of the offered shares covered by this prospectus will go to the selling shareholder who offers and sells his or her shares. We will not receive any proceeds from the sale of the offered shares by the selling shareholders other than proceeds we receive from the exercise of any options. We will use any proceeds we receive for working capital and general corporate purposes.

SELLING SHAREHOLDERS

The 1,841,826 shares of our common stock to which this reoffer prospectus relates is comprised of 500,004 shares issuable upon exercise of currently outstanding options and 1,341,822 shares issuable upon exercise of other stock-based awards, and are being registered for reoffers and resales by the selling shareholders named below, who acquired or are anticipated to acquire the shares pursuant to the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries. The selling shareholders may resell all, a portion, or none of the shares of common stock from time to time. This reoffer prospectus may also be used by certain un-named non-affiliates, each of whom may sell up to 1,000 shares pursuant to this reoffer prospectus.

The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are one of our affiliates. The address of each selling shareholder is care of Net 1 UEPS Technologies, Inc., President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

Name of Selling Shareholder	Material Relationship with Issuer	Number of Shares Beneficially Owned (1)	Number of Shares Covered by this Reoffer Prospectus (2)	Number of Shares to be Beneficially Owned if all Shares Offered hereby are Sold
Dr. Serge C.P. Belamant	Chief Executive Officer, Chairman of the Board and Director	3,366,078	416,667	2,949,411
Herman Gideon Kotze	Chief Financial Officer, Treasurer, Secretary and Director	416,667	416,667	-
Antony Charles Ball	Director	41,667	41,667	-
Chad Leonard Smart	Director	41,667	41,667	-
Christopher Stefan Seabrooke	Director	41,667	41,667	-
Alasdair Jonathan Kemsley Pein	Director	41,667	41,667	-
Paul Edwards	Director	41,667	41,667	-
Brenda Stewart	Senior Vice President – Marketing and Sales	416,667	416,667	-
Nitin Soma	Senior Vice President – Information Technology	378,573	333,334	45,239
Alan Lee Jones	Chief Executive Officer - New Era Life Insurance Company Limited	8,334	8,334	-
Randy Saunders	Investor Relations	41,667	41,667	-

(1)
The number of shares beneficially owned by the selling shareholders includes shares of our common stock which are subject to options, rights or awards granted under the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries, whether or not exercisable as of, or within 60 days of, the date of this reoffer prospectus, as well as shares of common stock beneficially owned by the selling shareholder.

(2)
Includes shares of our common stock which are subject to options, rights or awards granted under the 2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries, whether or not exercisable as of, or within 60 days of, the date of this reoffer prospectus, as well as shares of common stock beneficially owned by the selling shareholder.

Any selling shareholder may from time to time sell under this prospectus any or all of the shares of common stock owned by him or her. Because the selling shareholder is not obligated to sell any or all of the shares of common stock held by it, we cannot estimate the number of shares of common stock that the selling shareholder will beneficially own after this offering.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered by us for the account of the selling shareholders.

The shares of common stock offered hereby may be sold from time to time directly or on behalf of the selling shareholders in one or more transactions on the Nasdaq National Market, the OTC Bulletin Board, or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling shareholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

In connection with their sales, a selling shareholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

We are bearing all costs relating to the registration of the shares of common stock. Any commissions or fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholder or other party selling such shares. In order to comply with certain states’ securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained or complied with. Sales of the shares must also be made by the selling shareholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling shareholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the selling shareholders will sell all or a portion of the common stock offered hereby.

The selling shareholders may agree to indemnify any broker-dealer or agent that participates in the transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the selling shareholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

OPINION

The validity of the shares of common stock to be offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of June 30, 2004 and the year then ended and incorporated in this prospectus by reference to Amendment No. 3 to our Registration Statement on Form S-1 filed on July 19, 2005 (No. 333-125273) have been audited by Deloitte & Touche (South Africa), an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the segment information disclosures as well as the restatement of earnings per share and diluted earnings per share) and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Aplitec as of June 30, 2002 and 2003 and for each of the years in the two-year period ended June 30, 2003 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended June 30, 2004 have been audited by PKF (Jhb) Inc., registered auditors and chartered accountants, as independent auditors, as stated in their report appearing therein and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. The address of the public reference room is as follows:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. The following documents filed by us with the SEC are incorporated by reference into, and made a part of, this prospectus:

(a)
Our latest Annual Report filed pursuant to Sections 13(a) or 15(d) of the Exchange Act or the latest prospectus filed pursuant to Rule 424(b) under the Exchange Act that contains audited financial statements for our latest fiscal year for which such statements have been filed;

(b)	Our Consolidated Financial Statements (pg. F-1 through F-55) contained in Amendent No. 3 to our Registration Statement Form S-1 filed on July 19, 2005 (No. 333-125273).

(c)	All other reports filed by us pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (a) above; and

(d)
Description of our common stock contained in the Registration Statement filed with the SEC to register the common stock under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition to the foregoing, all documents subsequently filed by us under Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act (before the filing of a post-effective amendment to the registration statement of which this prospectus forms a part that indicates that all securities offered pursuant to this prospectus have been issued or that deregisters all securities then remaining under this prospectus) shall be deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of such documents.

A copy of all materials incorporated by reference into this prospectus (not including exhibits to such materials, unless such exhibits are specifically incorporated by reference in this prospectus) will be furnished without charge to any participant requesting them. Requests should be made to the Secretary of Net 1 at President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa (Telephone: (2711) 343-2000). Upon request, we will also furnish without charge a copy of our latest Annual Report to shareholders.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms and other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not know whether we can achieve positive future results, levels of activity, performance, or goals. Actual events or results may differ materially. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement on Form S-8, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents which have been filed by the Registrant with the Securities and Exchange Commission (the “Commission”) are incorporated herein by reference:

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

(b)	The Registrant's Financial Statements (pg. F-1 through F-55) contained in the Registrant's Amendment No. 3 to Form S-1 filed on July 19, 2005 (No. 333-125273)

(c)	All other reports filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), since June 30, 2004; and

(d)
Description of Common Stock of the Registrant contained or incorporated in the registration statements filed by the Registrant under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

Item 4. Description of Securities.

     Not applicable.

Item 5. Interests of Named Experts and Counsel.

     None.

Item 6. Indemnification of Directors and Officers.

     Section 607.0850(1) of the Florida Business Corporation Act, or FBCA, permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Section 607.0850(4) of the FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination.

     Section 607.0850(3), however, provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to in Sections 607.0850(1) or (2), or in the defense of any claim, issue or matter therein, against expenses actually and reasonably incurred by him in connection therewith.

     Under the FBCA, expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 607.0850. Expenses incurred by other employees or agents in such a proceeding may be paid in advance of final disposition thereof upon such terms or conditions that the board of directors deems appropriate.

     The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 (relating to unlawful distributions) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

     Our articles of incorporation provide that we have the power to, and we intend to adopt provisions in our by-laws providing that we will, indemnify any current or former director, officer, employee or agent against any liability arising from any action or suit to the fullest extent permitted by law. Advances against expenses may be made under our by-laws and any other indemnification agreement into which we may enter and the indemnity coverage provided thereunder may include liabilities under the federal securities laws as well as in other contexts. Our by-laws also permit us to purchase and maintain insurance on behalf of any current or former director, officer, employee or agent for any liability incurred by any of them in connection with, or arising out of, their actions in their capacity as our director, officer, employee or agent, whether or not our articles of incorporation or bylaws permit such indemnification. We have not obtained such insurance, but we intend to do so.

     Pursuant to that certain common stock purchase agreement between us and SAPEF III International G.P. Limited, dated January 30, 2004, we agreed to indemnify and provide directors and officers liability insurance for each nominee of SAPEF, or its nominee, that serves as our director, to the maximum extent permitted by law. Additionally, we agreed to purchase additional insurance as necessary to provide continuous directors and officers liability coverage, including coverage for claims asserted up to six years after the termination of any such insurance for matters occurring prior to such termination, as reasonably requested by SAPEF. We have not obtained such additional insurance, but we intend to do so.

     Reference is made to Article V of our by-laws filed as Exhibit 3.5 to our Current Report on Form 8-K, filed on June 7, 2005.

Item 7. Exemption from Registration Claimed.

     The restricted securities to be reoffered or resold pursuant to this registration statement were or will be issued pursuant to Section 4(2) of the Securities Act and/or Regulation S under the Securities Act.

Item 8. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
4.1	Articles of Incorporation of Net 1 UEPS Technologies, Inc. (incorporated by reference from Exhibit 1 of our Registration Statement on Form 10-SB filed on August 1, 2000 (No. 000-31203)).
4.2	Articles of Amendment to Articles of Incorporation of Net 1 UEPS Technologies, Inc. (included as Annex A to the proxy statement/prospectus included in our Registration Statement on Form S-4 filed on February 3, 2004 (No. 333-112463), and incorporated by reference herein).
4.3	Articles of Amendment to Articles of Incorporation of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.3 to our Form 8-K, filed on June 14, 2005).
4.4	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.3 to our Form 8-K, filed on June 7, 2005).
4.5	2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries (incorporated by reference from Annex B of our Proxy Statement on Form DEFM14A filed on May 21, 2004, (No. 000-31203)).
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP, counsel for the Registrant, regarding the legal validity of the shares of Common Stock being registered on this Registration Statement (filed herewith).
23.1	Consent of Counsel (contained in Exhibit 5.1).
23.2	Consent of Deloitte & Touche, Charted Accountants.
23.3	Consent of PFK (Jhb) Inc.
24.1	Power of Attorney.
99.1	Consolidated Financial Statements Contained in Amendment No. 3 to our Registration Statement on Form S-1 filed on July 19, 2005 (No. 333.125273)

Item 9. Undertakings.

The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Paragraphs (l)(i) and (l)(ii) above do not apply if the information required to be included  in a post-effective amendment by those paragraphs is contained in periodic reports filed by the  Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are  incorporated by reference in this Registration Statement.

(2)      That, for the purpose of determining any liability under the Securities Act of 1933, each  such post-effective amendment shall be deemed to be a new registration statement relating to the  securities offered therein, and the offering of such securities at that time shall be deemed to be the  initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, Republic of South Africa on the 26th day of July, 2005.

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Dr. Serge C.P. Belamant
Name: Dr. Serge C.P. Belamant
Title: Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Dr. Serge C.P. Belamant	Chief Executive Officer, Chairman of the	July 26, 2005
Dr. Serge C.P. Belamant	Board and Director
(Principal Executive Officer)

/s/ Herman Gideon Kotze	Chief Financial Officer, Treasurer, Secretary	July 26, 2005
Herman Gideon Kotze	and Director
(Principal Financial and Accounting Officer)

A majority of the Board of Directors:

Dr. Serge C.P. Belamant, Herman Gideon Kotze, Antony Charles Ball, Chad Leonard Smart, Christopher Stefan Seabrooke and Alasdair Jonathan Kemsley Pein.

Signature	Title	Date

/s/ Dr. Serge C.P. Belamant	For himself and as Attorney-in-Fact	July 26, 2005
Dr. Serge C.P. Belamant

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
4.1	Articles of Incorporation of Net 1 UEPS Technologies, Inc. (incorporated by reference from Exhibit 1 of our Registration Statement on Form 10-SB filed on August 1, 2000 (No. 000-31203)).
4.2	Articles of Amendment to Articles of Incorporation of Net 1 UEPS Technologies, Inc. (included as Annex A to the proxy statement/prospectus included in our Registration Statement on Form S-4 filed on February 3, 2004 (No. 333-112463), and incorporated by reference herein).
4.3	Articles of Amendment to Articles of Incorporation of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.3 to our Form 8-K, filed on June 14, 2005).
4.4	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.3 to our Form 8-K, filed on June 7, 2005).
4.5	2004 Stock Incentive Plan of Net 1 UEPS Technologies, Inc. and its Subsidiaries (incorporated by reference from Annex B of our Proxy Statement on Form DEFM14A filed on May 21, 2004, (No. 000-31203)).
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP, counsel for the Registrant, regarding the legal validity of the shares of Common Stock being registered on this Registration Statement (filed herewith).
23.1	Consent of Counsel (contained in Exhibit 5.1).
23.2	Consent of Deloitte & Touche, Charted Accountants.
23.3	Consent of PFK (Jhb) Inc.
24.1	Power of Attorney.
99.1	Consolidated Financial Statements Contained in Amendment No. 3 to our Registration Statement on Form S-1 filed on July 19, 2005 (No. 333.125273)